OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Grupo Aeropotuario del Sureste, S.A.B. de C.V.
(Southeast Airport Group)
(Name of Issuer)
American Depositary Shares, as evidenced by American Depositary Receipts, each representing ten Series B Shares
Series B Shares, without par value
(Title of Class of Securities)
40051E202
(CUSIP Number)
Fernando Chico Pardo
c/o Promecap, S.C.
Bosque de Alisos No. 47A-3, Bosques de las Lomas
CP 05120, Mexico, D.F., Mexico
+52 55 1105 0800

With a copy to:
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, New York 10005
(212) 530-5735
Attention: Roland Hlawaty
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 29, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	40051E202

1	NAMES OF REPORTING PERSONS: Fernando Chico Pardo

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United Mexican States

	7	SOLE VOTING POWER:

NUMBER OF		29,550,010

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		29,550,010

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	29,550,010

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1. Security and Issuer
This statement relates to Series B Shares (the “Series B Shares”), without par value, and American Depositary Shares, as evidenced by American Depositary Receipts, each representing ten Series B Shares (“ADSs”), of Grupo Aeropotuario del Sureste, S.A.B. de C.V., a limited liability publicly traded corporation with variable capital stock (sociedad anónima bursátil de capital variable) (the “Company”), organized under the laws of the United Mexican States (“Mexico”). The Series B Shares, including the Series B Shares underlying the ADSs, are collectively referred to as the “Shares”. The Company also has issued and outstanding Series BB Shares (the “Series BB Shares”), which are not registered in the United States or listed on any exchange, and thus not subject to this statement.

The principal executive offices of the Company are located at Bosque de Alisos No. 47A-4, Bosques de las Lomas, 05120 Mexico, D.F., Mexico.
Item 2. Identity and Background
(a)	This statement is filed by Fernando Chico Pardo (“Mr. Chico” or the “Reporting Person”), an individual and citizen of Mexico.

(b)	The business address of Mr. Chico is c/o Promecap, S.C., Bosque de Alisos No. 47A-3, Bosques de las Lomas, CP 05120, Mexico D.F., Mexico.

(c)	Mr. Chico’s principal occupation is the Founder and President of Promecap, S.C., a financial advisory services firm with principal offices at Bosque de Alisos No. 47A-3, Bosques de las Lomas, CP 05120, Mexico DF, Mexico. Mr. Chico is also the Chairman of the board of directors and Chief Executive Officer of the Company.

(d)	During the last five years, Mr. Chico has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Chico has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to laws.

(f)	Mr. Chico is a citizen of Mexico.
Item 3. Source and Amount of Funds or Other Consideration
Mr. Chico purchased 7,500,010 Shares in the open market with personal funds.
Mr. Chico will indirectly acquire 22,050,000 Shares pursuant to the Purchase and Sale (as described in Item 4) with personal funds.
Item 4. Purpose of Transaction
The Reporting Person acquired beneficial ownership of the Shares to which this Schedule 13D relates for investment purposes. The Reporting Person routinely monitors the performance of his investments in the Company.

Mr. Chico has notified the board of directors of the Company that he intends to commence simultaneous cash tender offers in the United States and Mexico for 127,950,001 Shares (the “Offers”). Mr. Chico intends to tender the 7,500,010 Shares he currently directly owns into the Offer. If valid tenders of Shares are received in the Offers exceeding 127,950,001 Shares, proration rules will apply. The Shares sought in the Offers represent approximately 42.65% of the total issued and outstanding capital stock of the Company and 46.18% of the total Series B Shares outstanding after giving effect to the Offer and the Conversion (described below).

On March 29, 2007, Mr. Chico and Copenhagen Airports A/S, a corporation organized under the laws of Denmark (“CPH”) entered into a De-Merger Letter Agreement (the “De-Merger Letter Agreement”). Mr.

Chico and CPH are jointly referred to as the “De-Merger Parties”. Pursuant to the De-Merger Letter Agreement, the De-Merger Parties have agreed, subject to satisfaction or waiver of the conditions of the Offers (“Completion”), to take all actions necessary to effect a de-merger of Inversiones y Técnicas Aeroportuarias, S.A. de C.V., a sociedad anónima de capital variable organized and existing under the laws of Mexico (“ITA”), immediately after expiration of the Offers (the “De-Merger”). As a result of the De-Merger, ITA would be de-merged into two separate entities, ITA, which would survive and continue to be owned by Mr. Chico (51%) and CPH (49%), and a newly formed entity, which would initially be owned by Mr. Chico (51%) and CPH (49%) (“SPV0”). In connection with the De-Merger, the De-Merger Parties have also agreed, pursuant to the De-Merger Letter Agreement, to cause ITA to convert Series BB Shares representing 7.35% of the Company’s total outstanding capital stock held by ITA into Series B Shares (the “Conversion”) and to transfer the converted 22,050,000 Series B Shares (the “Converted Shares”) to SPV0 as part of the De-Merger. In addition, pursuant to the De-Merger Letter Agreement, the De-Merger Parties have agreed, subject to Completion, to take all necessary actions to execute an agreement under which CPH agrees to sell its 49% stake in SPV0 to Mr. Chico (the “Purchase and Sale”), at a cash price equal to 49% of the Converted Shares multiplied by the tender offer price paid for the Series B Shares in the Offers, which shall be no less than Mexican pesos $56.00. Accordingly, Mr. Chico would acquire beneficially ownership of the Converted Shares.

Also pursuant to the De-Merger Letter Agreement, the De-Merger Parties have agreed, subject to settlement of the Offers, to take all necessary actions to ensure that the members of the board of directors of ITA and the members of the board of directors of the Company appointed by each of them will propose and cause the Company to implement a distribution policy pursuant to which the Company and its subsidiaries would distribute in each financial year up to the maximum amount of Excess Cash (as defined in Exhibit A hereto) by way of distributions of net profit after tax and retained earnings lawfully available for distribution, capital reductions (subject to obtaining the necessary approvals) or otherwise pursuant to applicable law (the “Distribution Policy”). The De-Merger Parties have further agreed that the Company will distribute interim and final dividends. Mr. Chico has agreed to vote, and to cause any of his affiliates to vote, their shares in the Company to implement the Distribution Policy. In addition, the De-Merger Parties have agreed to cause ITA to amend, restate or re-execute the trust governing the Series BB Shares so that the Series BB Shares held in such trust would be voted in connection with the Distribution Policy in the same way as the majority of the Shares vote in any shareholders meeting of the Company.

The De-Merger Parties have also agreed, pursuant to the De-Merger Letter Agreement, to take all actions necessary to ensure that the Series BB Shares owned by ITA through a trust will be voted at the next shareholders’ meeting of the Company in order to approve an amendment to the Company’s bylaws to reduce the amount of shares outstanding required to constitute a quorum at a second or subsequent call for any extraordinary meeting of the Company’s shareholders from 75% to a majority, which is consistent with the threshold required under Mexican law.

Mr. Chico has arranged for an unsecured multi-currency loan facility of up to MXP 3,025,000,000 (the “Capex and Working Capital Facility”) for the Company and its subsidiaries to fund (i) capital expenditure requirements related to a proposed development plan; (ii) the cost of financing, developing and constructing a proposed new runway at the Cancun Airport; (iii) any fees, commissions, costs and expenses and taxes in connection with consummation of the Capex and Working Capital Facility; and (iv) general corporate and working capital requirements. The Capex and Working Capital Facility is subject to the approval of the board of directors of the Company. The De-Merger Parties have agreed, pursuant to the De-Merger Letter Agreement, to take all necessary actions to ensure that the members of the board of directors of the Company appointed by each of them will approve the Capex and Working Capital Facility and any subsequent refinancing of the Capex and Working Capital Facility in accordance with the principles contained within the De-Merger Letter Agreement.

The foregoing is qualified in its entirety by reference to the De-Merger Letter Agreement filed as Exhibit A hereto, which is incorporated by reference.

The Reporting Person intends to continuously evaluate the Company’s business, financial condition, operating results, capital structure, management, stock market performance, competitive outlook and other relevant factors. Depending on such evaluations, the Reporting Person may, at any time and from time to time, purchase additional Shares or may dispose of any and all Shares held by him. As part of such evaluations, the Reporting Person has and may in the future seek the views of, hold active discussions with and respond to inquiries from members of the board, officers or representatives of the Company, stockholders of the Company, and other persons regarding the Company’s affairs and strategic alternatives. The Reporting Person may from time to time develop plans, or have discussions with third parties, respecting, or propose changes in, the management, composition of the board, policies, operations, capital structure or business of the Company. In connection with these and other plans or proposals that the Reporting Person may develop, the Reporting Person may conduct investigations and, if warranted by such review, make and negotiate proposals to and with the Company, third persons or directly with other stockholders of the Company concerning the matters addressed in the preceding sentence, and may enter into agreements with the Company or such third persons in connection with those negotiations and proposals, including confidentiality and/or other arrangements.

Except as set forth herein, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Person reserves the right to formulate plans or make proposals, and take such action with respect to their investment in the Company, including any or all of the items set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.
Item 5. Interest in Securities of the Issuer1
The percentages used in this Item 5 are calculated based upon 255,000,000 Shares issued and outstanding as of June 1, 2006 as reported in the Company’s Form 20-F for the fiscal year ended December 31, 2005 (the “Company Form 20-F”) plus the 22,050,000 Shares resulting from the Conversion.

While the Reporting Person and CPH may be deemed a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with respect to certain agreements made pursuant to the De-Merger Letter Agreement, the Reporting Person disclaims existence of such group. The Reporting Person further disclaims, pursuant to Rule 13d-4 of the Exchange Act, beneficial ownership of the 7,500,000 Shares directly owned by CPH as reported in the Company Form 20-F.
(a)	Mr. Chico beneficially owns 29,550,010 Shares representing 10.7% of the total issued and outstanding Shares.

(b)	Mr. Chico has the sole power to vote and dispose of 29,550,010 Shares.

(c)	There were no transactions in the Shares that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the Reporting Person except as described in Item 4.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Except as discussed above in Item 4, Mr. Chico has no contracts, arrangements, understandings or relationships with respect to any securities of the Company.
Item 7. Material to be Filed as Exhibits.
Exhibit A: De-Merger Letter Agreement, entered into on March 29, 2007 between Fernando Chico Pardo and Copenhagen Airports A/S.

[1]	Excludes the Series BB Shares held by ITA.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
DATED: April 9, 2007
/s/ FERNANDO CHICO PARDO